GRASIM
ADITYA BIRLA GROUP

082-03322

RECEIVED
2009 APR 16 P 3:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 9, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

09045879

SUPPL

Dear Sir,

Sub: Allotment of 306 Shares out of Share Capital Suspense

1. Please note that pursuant to the Scheme of Arrangement for Demerger of Cement Business of Aditya Birla Nuvo Ltd. (formerly Indian Rayon And Industries Ltd.) (ABNL) with the Company, 3 (three) Shares of the Company were allotted against every 10 (ten) Shares of ABNL held by the Shareholders of ABNL as on July 30, 1999, being the Record Date fixed by ABNL for the said purpose.

2. Out of the Shares allotted pursuant to the aforesaid Scheme of Arrangement, 15,257 shares were kept in abeyance in Share Capital Suspense Account as the title of the eligible Shareholders of ABNL was not clear. ABNL has now advised the Company that out of the said 15,257 shares, 306 Shares of the Company are required to be allotted to 1 (one) shareholder of ABNL as their title has now been cleared by the Hon'ble Special Court.

3. Accordingly, please note that out of the aforesaid 15,257 Shares kept in abeyance in Share Capital Suspense Account, 306 fully paid up equity shares of Rs.10/- each have been allotted by the Company on January 9, 2009. The said Shares shall rank pari passu with the existing equity shares of the Company.

4. The Listing Application for getting the said 306 Equity Shares enlisted is being submitted shortly.

This is for your information.

Thanking you,
Yours faithfully,

Ashok Malu
Company Secretary

dlw 4/20

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)